June 4, 2008
VIA EDGAR CORRESPONDENCE
Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010
Re:	Foothills Resources, Inc. Preliminary Proxy Statement on Schedule 14A Filed May 30, 2008 File No. 1-31547
Dear Ms. Parker:
We are writing in response to your telephonic request on June 3, 2008 that Foothills Resources, Inc. (the “Company”) file via Edgar Correspondence the marked version of the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on May 30, 2008 (the “Amended Proxy”). This marked version compares the Amended Proxy to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 18, 2008.
Please feel free to call me at (661) 716-1320 or our counsel, C.N. Franklin Reddick, at (310) 229-1000 if you require additional information.

Sincerely,
/s/ W. Kirk Bosché
W. Kirk Bosché
Chief Financial Officer

cc: Donna Levy, Securities and Exchange Commission